MEMORANDUM

TO:	Sonny Oh Senior Counsel Disclosure Review and Accounting Office Division of Investment Management U. S. Securities and Exchange Commission
FROM:	Alison Samborn, Esq. Assistant Vice President, Insurance Legal & Product Development
DATE:	April 4, 2024
SUBJECT:	Response to Comments for Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 for File No. 333-268101 (Jackson Market Link Pro Advisory II)

This memorandum is in response to the comments you provided via telephone on April 3, 2024 for the above referenced filing. In the interest of convenience for the staff of the Securities and Exchange Commission, this memorandum provides our understanding of each of the specific comments, followed respectively by narrative responses (in bold).

The following comments and responses apply to the post-effective amendment filing referenced above. Excerpted pages of the prospectus, marked to show the changes discussed below are attached, and will be provided electronically. Page references in the responses are to the PDF page of the attached marked copy of the document. A post-effective amendment to the above-referenced registration statement will subsequently be filed in response to the comments.

Glossary (p. 2)

1.Please review the definition of Market Value Adjustment and revise to keep consistent with the disclosures found in the Market Value Adjustment row of the Contract Overview table in the Summary section of the prospectus.

Response: We have revised this definition and also revised the MVA row in the Contract Overview table, the “Market Value Adjustment” section of the prospectus, the “Income Options” section of the prospectus, and the “GMWB Income Options” subsection of the prospectus to more carefully and specifically identify when an MVA applies to an income payment and when it does not.

Risk Factors (p. 3)

2.In the Risk Factor titled “Deduction of Advisory Fees from Contract Value”, please revise the new language to identify that the contract value element of the basic death benefit is reduced when withdrawals are taken to pay advisory fees that are not compliant with your administrative rules, or taken after election of the GMWB.

Response: We have revised, however it appears that the accurate disclosure here is to identify that the return of premium element of the basic death benefit will be reduced under this scenario. The contract value element will always be reduced, even when advisory fee withdrawals are taken under our administrative rules.

Index Account

3.In the last paragraph of the subsection titled “Index Adjustment”, please note that the revisions made in response to previous comments should also be pulled into the commission-based version of this product.

Response: We have made this revision to the commission-based product.

Access To Your Money (p. 6)

4.In the first paragraph of the RMD Notes table found in the subsection titled “Required Minimum Distributions Under Certain Tax Qualified Plans (“RMDs”)”, please note that the language struck in response to prior comments should be retained and modified to identify that an MVA would apply to any portion of a withdrawal exceeding the company’s calculation of the RMD.

Response: We have made this revision.

Market Value Adjustment (p. 7)

5.In the fifth paragraph of the section titled “Market Value Adjustment”, there is disclosure outlining specific income payments to which an MVA does not apply. Please review this language and confirm its accuracy in connection with other references to income payments taken during the first Contract Year elsewhere in the prospectus.

Response: We have revised this paragraph accordingly, and also revised the MVA row in the Contract Overview table, the “Income Options” section of the prospectus, and the “GMWB Income Options” subsection of the prospectus to more carefully and specifically identify when an MVA applies to an income payment and when it does not. For disclosure, the only time that an MVA will apply to income payments is where they are taking income under an option for a specified period of shorter than five years and those payments are taken during the first six Contract Years.

Death Benefit (p. 9)

6.In the last paragraph before the subsection titled “Payout Options”, please note that the disclosure is missing information about how the return of premium portion of the death benefit is not reduced when following administrative rules for advisor fee withdrawals, but that when the withdrawals are not compliant with the administrative rules or taken after the GMWB rider is elected, the return of premium portion of the death benefit is reduced for those withdrawals. See language found in the Risk Factor titled “Deduction of Advisory Fees From Contract Value” for an example of clearer language. Please revise.

Response: We have made this revision.

Please contact me at (517) 367-3754 if you have any questions or require additional information.

Market Value Adjustment A positive or negative adjustment applied to withdrawals from your Contract in excess of the MVA Free Withdrawal amount or in excess of the GAWA (or RMD if applicable), including partial and total withdrawals, and income payments under certain income options when commenced withinfor specified perdiods where the specified period is shorter than five years and those payments are taken during the first six Contract Year.Years.. Market Value Adjustments may apply during the first six years of the Contract when any portion of Contract Value is withdrawn or annuitized. Certain withdrawals and income options are exempt from Market Value Adjustments. For more information about Market Value Adjustments, including details about certain withdrawals that are exempt from Market Value Adjustments, please see the section titled “Market Value Adjustment" on page 51. In some states we do not apply an MVA. For more information, see "Appendix B: State Variations". Death Benefit For Owners 80 or younger at the Issue Date of the Contract, the standard death benefit (known as the Return of Premium death benefit) is the greater of the Contract Value or the Premium you paid into the Contract (reduced proportionately by the percentage reduction in the Index Account Option Value and the Fixed Account Value for each partial withdrawal (including any applicable Market Value Adjustment)). For Owners age 81 or older at the Issue Date of the Contract, the standard death benefit is the Contract Value. Income Options You can choose to begin taking income from your Contract at any time, but all of the Contract Value must be annuitized. Market Value Adjustments will apply if you begin taking income in the first six years, and we will use your Interim Value (if you begin taking income on any day other than the Index Account Option Term Anniversary) to calculate your income payments. You may choose from the following annuitization options: - Life Income - Joint Life and Survivor Income - Life Income with Guaranteed Payments for 10 Years or 20 Years - Life Income for a Specified Period Once an income option has been selected, and payments begin, the income option may not be changed. No withdrawals will be permitted once the contract is in the income phase. For more information about income options, please see the section titled "Income Options" on page 53. Additional income options may be available if you elect to add the +Income GMWB or +Income GMWB with Joint Option to your Contract. For more information, please see "GMWB Income Options" on page 46. Charges and Expenses You will bear the following charges and expenses: - Market Value Adjustments (for the first six years of the Contract); - GMWB Charge if you elect the add-on GMWB; and - Premium and Other Taxes. Additionally, if you take a withdrawal before the end of your Term (including automatic withdrawals, GAWA withdrawals, Required Minimum Distributions, income payments, death benefit payments, Free Looks and Intra-Term Performance Locks), we will calculate an Interim Value adjustment (in addition to any applicable Market Value Adjustment), which may serve to limit amounts credited to less than the amount of the Index Return on the date of the withdrawal. Also, in the case of a withdrawal before the end of the Term where the Index Return is negative, less protection is provided the earlier in the Term the withdrawal occurs. Please note that the Contract also imposes Caps that can limit amounts credited to less than the amount of the Index Return on the date of the withdrawal. Free Look Provision You may cancel the Contract within a certain time period after receiving it by returning the Contract to us or to the financial professional who sold it to you. This is known as a “Free Look.” We will return either your Premium Payment or Contract Value, depending on your state, and we will not deduct any fees or charges. Free Looks are subject to Interim Value adjustments. 7

Market Value Adjustment ("MVA") - a positive or negative adjustment we may apply to amounts you withdraw or annuitize under certain income options during the first six years of the Contract that are in excess of the MVA Free Withdrawal amount or in excess of the GAWA (or RMD if applicable), including partial and total withdrawals, or income payments commenced within the first Contract Year. MVA Free Withdrawal - the maximum amount that may be withdrawn each year free of any otherwise applicable Market Value Adjustment. The MVA Free Withdrawal amount is equal to 10% of Remaining Premium during each Contract Year that would otherwise incur an MVA, less earnings. If an RMD or GAWA is applicable and exceeds 10% of Remaining Premium, the MVA Free Withdrawal amount is equal to the greater of the RMD or GAWA, less earnings. Owner, you or your – the natural person or legal entity entitled to exercise all rights and privileges under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint Owners. (We do not capitalize “you” or “your” in the prospectus.) Any reference to the Owner includes any joint Owner. Performance Boost Cap Rate ("PBCR") - an Index Adjustment Factor associated with the Performance Boost Crediting Method. The PBCR is the maximum positive Index Adjustment, expressed as a percentage, that could be credited to an Index Account Option under the Performance Boost Crediting Method at the end of each Index Account Option Term. The Performance Boost Cap Rate is not a stand-alone Crediting Method. It is applicable only when you select the Performance Boost Rate Crediting Method. Performance Boost Rate ("PBR") - one of three currently available Crediting Methods, and an Index Adjustment Factor. The PBR is the amount that will be added to Index Return, expressed as a percentage, that will increase value of the Index Adjustment that will be credited to an Index Account Option under the Performance Boost Crediting Method at the end of each Index Account Option Term if the performance criteria are met. The Index Adjustment credited under the Performance Boost Crediting Method is limited by the Performance Boost Cap Rate. Performance Trigger Rate ("PTR") - one of three currently available Crediting Methods, and an Index Adjustment Factor. The PTR is the amount of positive Index Adjustment, expressed as a percentage, that will be credited to an Index Account Option under the Performance Trigger Crediting Method at the end of each Index Account Option Term if the performance criteria are met. Premium - consideration paid into the Contract by or on behalf of the Owner. Protection Options - the general term used to describe the Floor and Buffer Index Adjustment Factors. Protection Options provide varying levels of partial protection against the risk of loss of Index Account Option Value when Index Return is negative. Remaining Premium - total Premium paid into the Contract, reduced by withdrawals of Premium before withdrawals are adjusted for any applicable Market Value Adjustment. Required Minimum Distributions ("RMDs") – for certain qualified Contracts, the amount defined under the Internal Revenue Code as the minimum distribution requirement as applied to your Contract only. This definition excludes any withdrawal necessary to satisfy the minimum distribution requirements of the Internal Revenue Code if the Contract is purchased with contributions from a nontaxable transfer after the death of the Owner of a qualified Contract. Step-Up - a feature under which we automatically increase the GWB to reflect any increases in the Contract Value due to positive investment performance during the Contract Year when you have elected the +Income GMWB or +Income GMWB with Joint Option. There are annual Step-Ups and a Determination Date Step-Up available under the +Income GMWB and +Income GMWB with Joint Option. Withdrawal Value - the amount payable upon a total withdrawal of Contract Value. The Withdrawal Value is equal to the Contract Value less any applicable charges for add-on benefits, subject to any applicable positive or negative Interim Value adjustment, adjusted for any applicable Market Value Adjustment. 11

In addition, since all withdrawals reduce the Contract Value, withdrawals will also reduce the amount that can be taken as income since such amount is determined by the Contract Value on the Income Date. The Latest Income Date for this contract is age 95. If your Contract Value falls below the minimum Contract Value remaining as a result of a withdrawal (as stated in your Contract), we may terminate your Contract. This minimum Contract Value requirement does not apply if you have added +Income GMWB or +Income GMWB with Joint Option to your Contract. There are administrative rules that must be followed when taking an RMD withdrawal. Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for providing such notice. The administrative form allows you to elect one time or automatic RMD withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows taking multiple contracts’ RMDs from a single contract. You, as Owner, are responsible for complying with the Internal Revenue Code’s RMD requirements. If you fail to take your full RMD for a year, you will be subject to a 25% excise tax on any shortfall. This excise tax is reduced to 10% if a distribution of the shortfall is made within two years and prior to the date the excise tax is assessed or imposed by the IRS. If your requested RMD exceeds our calculation of the RMD for your Contract, your request will not be eligible for the waiver of any applicable MVA and we will apply an MVA as applicable, which will be reflected in the confirmation of the transaction. An RMD exceeding our calculation may also result in an Excess Withdrawal for purposes of your GMWB, which would result in an adverse recalculation of the GWB and GAWA. For more information on RMD requirements, please see "Required Minimum Distributions Under Certain Tax-Qualified Plans ("RMDS")" beginning on page 48. Deduction of Advisory Fees from Contract Value. Under certain circumstances, you may elect to have advisory fees directly deducted from your Contract Value and automatically transmitted to your third party financial professional, subject to certain administrative rules. If you do elect to pay your advisory fees via direct deductions under our rules, we will not treat such deductions as withdrawals in two specific ways: (i) we will not report them as taxable distributions under your Contract; and (ii) any such deduction will not trigger a reduction in return of premium benefit base of the basic death benefit, as applicable (Owners age 81 and older on the date the Contract is issued do not have a return of premium element in the basic death benefit). It is important to note that deductions to pay advisory fees will always reduce your Contract Value and the Contract Value portion of your basic death benefit, and they are otherwise subject to all contractual provisions and other restrictions and penalties, including Interim Value adjustments and minimum withdrawal requirements. Because the deduction of advisory fees is subject to Interim Value adjustments, your Contract Value may be reduced by more than the amount of the advisory fee if a deduction is taken at a point in time at which a negative Index Adjustment would occur. Advisory fees are in addition to expenses disclosed in this prospectus. In addition, the election of either the +Income GMWB or +Income GMWB with Joint Option disqualifies you from utilizing our administrative rules to directly deduct advisory fees from Contract Value. This means if you take withdrawals to pay advisory fees and do not follow our administrative rules, and/or elect the +Income GMWB or +Income GMWB with Joint Option, in addition to your Contract Value and the return of premium element of the basic death benefit being reduced, all such withdrawals will be subject to Market Value Adjustments and any applicable income taxes and penalties. For more information about our administrative rules applicable to the direct deduction of advisory fees from Contract Value, please see the subsection titled "Our Administrative Rules" in the section titled "Access to Your Money" beginning on page 38. +Income GMWB and +Income GMWB with Joint Option Add-On Benefits. You may never need or use certain features provided by the +Income GMWB or +Income GMWB with Joint Option add-on benefits. In that case, you may pay for a feature for which you never realize any benefits. The +Income GMWB and +Income GMWB with Joint Option are subject to conditions, including increased withdrawal rates the longer you wait to initiate withdrawals after election of the add-on benefit. You may die before you begin taking withdrawals under the add-on benefit. Alternatively, you may not live long enough to receive enough benefit from the add-on benefit to exceed the amount of the fees you pay for the add-on benefit. You may need to make Excess Withdrawals, which have the potential to substantially reduce or even terminate the benefits available from the add-on benefit. The Index Account Options you elect may provide sufficient credited interest such that you may not need the guarantee that may otherwise be provided by the add-on benefit available for an additional charge. If your Contract includes the +Income GMWB or +Income GMWB with Joint Option, Excess Withdrawals will reduce the value of the Guaranteed Withdrawal Balance ("GWB") in proportion to the amount of the Excess Withdrawal relative to the total Contract Value at the time of withdrawal. Accordingly, under certain circumstances, a withdrawal could reduce the value of the GWB by more than the dollar amount of the withdrawal. 16

The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date. Contract Anniversaries will continue to be based on the Contract's Issue Date. If the GAWA% has not yet been determined, it will be determined based on the Designated Life's attained age and elapsed Deferral Years on the Continuation Date (as though that person survived to that date). The GAWA will be equal to the GAWA% multiplied by the GWB. If the Contract Value is greater than the GWB on the Determination Date, the GWB will automatically step up to the Contract Value prior to the determination of the GAWA. The Latest Income Date is based on the age of the surviving spouse. Please refer to the "GMWB Income Options" subsection below for information regarding the additional Income Options available on the Latest Income Date. If the surviving spousal Beneficiary elects to continue the Contract with this GMWB, and the surviving spouse is a Covered Life: • The For Life Guarantee remains effective on and after the Continuation Date. • Continuing the Contract with this GMWB is necessary in order to fully realize the benefit of the For Life Guarantee. The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not been terminated. • Step-Ups will continue as outlined in the Step-Up provisions of this GMWB. If the surviving spousal Beneficiary elects to continue the Contract with this GMWB, and the surviving spouse is not a Covered Life: • The For Life Guarantee is null and void. • The surviving spouse will be entitled to take GAWA withdrawals until the GWB is exhausted. • Step-Ups will continue as outlined in the Step-Up provisions of this GMWB. A new joint Owner may not be added on a non-qualified Contract if a surviving spouse continues the Contract. If the surviving spouse does not elect to terminate the GMWB on the Continuation Date, the GMWB may not be subsequently terminated independently from the Contract to which it is attached. Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial professionals before adding this GMWB to a Contract. GMWB Income Options. The following are additional Income Options available to you under this GMWB. Please discuss with your financial professional how these Income Options compare to the standard Income Options offered under the Contract, and whether they are right for you. For +Income GMWB: Life Income of GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of the joint Owner who dies first). The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the Owner (or any Owner’s death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment. If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Designated Life’s attained age at the time of election of this option. The GAWA percentage will not change after election of this option. No MVA applies to income payments taken under this option. Specified Period Income of the GAWA. On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.) 46

This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined by dividing the GWB by the GAWA. Once this specified period of years has been calculated, it will not be subsequently changed. Upon each payment, the GWB will be reduced by the payment amount, and no payments will be made in excess of the remaining GWB. The annual amount payable will equal the GAWA, except that the last payment may be a smaller amount equal to the then-remaining GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled. The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued as a tax qualified Contract under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective. No MVA applies to income payments spread over five years or more under this option. Income payments under this option which result in payments spread over a specified period of less than five years are subject to an MVA if taken during the first six Contract Years. For +Income GMWB with Joint Option: Joint Life Income of GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the last surviving Covered Life. The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment. If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Designated Life’s attained age at the time of election of this option. The GAWA percentage will not change after election of this option. No MVA applies to income payments taken under this option. Specified Period Income of the GAWA. On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (This income option only applies if the GMWB has been continued by the spousal Beneficiary and the spousal Beneficiary is not a Covered Life in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.) This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined by dividing the GWB by the GAWA. Once this specified period of years has been calculated, it will not be subsequently changed. Upon each payment, the GWB will be reduced by the payment amount, and no payments will be made in excess of the remaining GWB. The annual amount payable will equal the GAWA, except that the last payment may be a smaller amount equal to the then-remaining GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled. The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued as a tax-qualified Contract under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective. 47

No MVA applies to income payments spread over five years or more under this option. Income payments under this option which result in payments spread over a specified period of less than five years are subject to an MVA if taken during the first six Contract Years. See “Guaranteed Minimum Withdrawal Benefit Considerations” beginning on page 51 for additional considerations you should take into account when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB. Required Minimum Distributions Under Certain Tax Qualified Plans (“RMDs”). The following RMD NOTES contain important information about withdrawals of RMDs from a Contract with a GMWB. For certain tax-qualified Contracts, GMWBs allow withdrawals greater than the Guaranteed Annual Withdrawal Amount (GAWA) to meet a Contract’s RMD without reducing the amount of guaranteed income available in future years. The RMD NOTES describe conditions, limitations and special situations related to withdrawals involving a RMD. RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for providing such notice. The administrative form allows you to elect one time or automatic RMD withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows taking multiple contracts’ RMDs from a single contract. You, as Owner, are responsible for complying with the Internal Revenue Code’s RMD requirements. If your requested RMD exceeds our calculation of the RMD for your Contract, your request will not be eligible for the waiver of any applicable MVA and we will apply and MVA to the portion of the withdrawal exceeding your RMD, which will be reflected in the confirmation of the transaction. An RMD exceeding our calculation may also result in an Excess Withdrawal for purposes of your GMWB, which would result in an adverse recalculation of the GWB and GAWA. For information regarding the RMD calculation for your Contract, please contact our Customer Care Center at 1-800-644-4565. Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with a GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the endorsement’s guarantees may become susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceeds the greatest of the RMDs for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply. Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the Contract Year (ending June 30, 2025) is $10. The RMDs for calendar years 2024 and 2025 are $14 and $16, respectively. If the Owner withdraws $7 in the first and second halves of calendar year 2024 and $8 in the first and second halves of calendar year 2025, then at the time the withdrawal in the first half of calendar year 2024 is taken, the Owner will have withdrawn $15 in the Contract Year running from July 1, 2024 to June 30, 2025. Because the sum of the Owner’s withdrawals for the Contract Year running from July 1, 2024 to June 30, 2025 is less than the greater of the RMDs for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated. An exception to this general rule permits that with the calendar year in which your RMDs are to begin , you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below). The following example illustrates this exception. It assumes an individual Owner who must begin taking RMDs in the calendar year 2024 on a tax-qualified Contract with a Contract Year that runs from July 1 to June 30. 48

All GMWBs provide that the GMWB and all benefits thereunder will terminate on the Income Date, which is the date when annuity payments begin. The Income Date is either a date that you choose or the Latest Income Date. The Latest Income Date is the Contract Anniversary on which you will be 95 years old, or such date allowed by the Company on a non-discriminatory basis or as required by an applicable qualified plan, law or regulation. For more information, please see “Income Payments” beginning on page 53. Before (1) electing a GMWB, (2) electing to annuitize your Contract after having purchased a GMWB, or (3) when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB, you should consider whether the termination of all benefits under the GMWB and annuitizing produces the better financial results for you. Naturally, you should discuss with your financial professional whether a GMWB is suitable for you. Consultation with your financial and tax advisor is also recommended. These considerations are of particular significance due to the For Life Guarantee feature of the +Income GMWB and +Income GMWB with Joint Option, as the GAWA payments will cease when you annuitize voluntarily or on the Latest Income Date. Although these GMWBs contain annuitization options that may allow the equivalent of GAWA payments when you annuitize on the Latest Income Date, all benefits under a GMWB will terminate when you annuitize. MARKET VALUE ADJUSTMENT A Market Value Adjustment ("MVA") may apply to amounts withdrawn or annuitized from the Contract during the first six Contract Years. The Market Value Adjustment reflects changes in the level of interest rates since the beginning of the applicable Fixed Account term or Index Account Option Term. In order to determine whether there will be a Market Value Adjustment, we first compare the MVA reference rate on the Issue Date to the MVA reference rate on the date you are removing Contract Value. The MVA reference rate is Bloomberg U.S. Intermediate Corporate Bond Index Yield to Maturity, expressed as a percentage. If the MVA reference rate is not published for a particular day, the MVA reference rate as of the prior business day will be used. The Company calculates the MVA by multiplying the amount You withdraw that is subject to MVA less any applicable charges by the result of the formula below: where: I is the MVA Reference Rate on the Issue Date J is the MVA Reference Rate on the date of withdrawal or annuitization m is the number of complete months remaining from the date of the removal to the end of the MVA Period. The MVA formula is derived by reflecting the change to the value of an underlying bond purchased to support your policy and any gains or losses from applicable early withdrawals are passed along to You. If the MVA reference rate at the time of your withdrawal (or Income Date if income payments begin during the six Contract Year) is higher than the MVA reference rate on your Issue Date, a downward adjustment to the amount withdrawn may apply, which would reduce the amount paid or taken as income. If the MVA reference rate at the time of withdrawal is lower than the MVA reference rate declared on your Issue Date, an upward adjustment to the amount withdrawn may apply, which would increase the amount paid or taken as income. There will be no Market Value Adjustment if the two rates are the same. A Market Value Adjustment will not otherwise affect the values under your Contract. For an illustration of how an MVA impacts your withdrawals and contract values, see Appendix A, Example 19. There is no Market Value Adjustment on: death benefit payments; payments pursuant to a life contingent income option or an income option resulting in payments spread over at least five years; amounts withdrawn for Contract charges; amounts removed from any Index Account Option on the Latest Income Date, transfers among Contract Options, withdrawals taken pursuant to the Free Look provision of your contract, withdrawals taken under the MVA Free Withdrawal provision, GAWA Withdrawals, withdrawals taken to satisfy a required minimum distribution ("RMD"), amounts you withdraw after the first six Contract Years, earnings, and direct deductions of advisory fees made pursuant to our administrative rules. Please note that an MVA will only apply to income payments taken under income options for specified periods where the specified period is shorter than five years and those payments are taken during the first six Contract Years. Income payments taken under any other income option are not subject to an MVA. 52

Income Options. The Annuitant is the person whose life we look to when we make income payments (each description assumes that you are both the Owner and Annuitant). The following income options may not be available in all states. Option 1 - Life Income. This income option provides monthly payments for your life. No further payments are payable after your death. Thus, it is possible for you to receive only one payment if you died prior to the date the second payment was due. If you die after the Income Date but before the first monthly payment, the amount allocated to the income option will be paid to your Beneficiary. No MVA applies to income payments taken under this option. Option 2 - Joint and Survivor. This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you. Upon the death of either person, the monthly payments will continue during the lifetime of the survivor. No further payments are payable after the death of the survivor. If you and the person who is the joint life both die after the Income Date but before the first monthly payment, the amount allocated to the income option will be paid to your Beneficiary. No MVA applies to income payments taken under this option. Option 3 - Life Income With at Least 120 or 240 Monthly Payments. This income option provides monthly payments for the Annuitant’s life, but with payments continuing to the Beneficiary for the remainder of 10 or 20 years (as you select) if the Annuitant dies before the end of the selected period. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment. No MVA applies to income payments taken under this option. Option 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment. No MVA applies to income payments spread over five years or more under this option. Income payments under this option which result in payments spread over a specified period of less than five years are subject to an MVA if taken during the first six Contract Years. Additional Options - We may make other income options available. No withdrawals are permitted during the income phase under an income option that is life contingent. If you have elected an income option that is not life contingent, you are permitted to terminate your income payments by taking a total withdrawal in a single lump sum, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment. If your Contract is a Qualified Contract, not all of these payment options will satisfy Required Minimum Distribution rules, particularly as those rules apply to your beneficiary after your death. Beginning with deaths happening on or after January 1, 2020, subject to certain exceptions most non-spouse beneficiaries must now complete death benefit distributions within ten years of the owner’s death in order to satisfy required minimum distribution rules. Consult a tax adviser before electing a payout option. DEATH BENEFIT The Contract has a death benefit, which is payable during the accumulation phase, and in some circumstances even after you begin taking income payments. Amounts applied to death benefit payout options from Index Account Options are subject to an Interim Value adjustment. If you die before moving into the income phase, the death benefit equals the greater of: • your Contract Value on the date we receive all required documentation from your Beneficiary; or • the total Premium you have paid into the Contract reduced for prior withdrawals (including any applicable charges and adjustments) in the same proportion that the Contract Value was reduced on the date of the withdrawal.* *For Owners age 81 and older at the time the Contract is issued, the return of premium component of the death benefit is unavailable, and the death benefit will equal the current Contract Value. 54

If you begin taking income payments on the Latest Income Date, the death benefit amount is equal to the greater of zero or: • the total Premium you have paid into the Contract, reduced for prior withdrawals (including any applicable charges and adjustments) incurred since the issuance of the Contract through the Latest Income Date, in the same proportion that the Contract Value was reduced on the date of such withdrawals, less • the Contract Value on the Latest Income Date.* *For Owners age 81 and older at the time the Contract is issued, the death benefit is not payable once you begin taking income from your Contract, regardless of the Income Date selected, and the death benefit terminates on the Income Date. For an example of how your death benefit is reduced proportionally for prior withdrawals, assume that your initial Premium is $100,000. After one year, your Contract Value is $95.000, and you take a withdrawal for $9,500. You are withdrawing 10% of your Contract Value ($9,500 / $95,000 = 10%), so the reduction of your Premium for the purposes of determining your Death Benefit will also be 10%, making your premium for purposes of the death benefit calculation now $90,000 ($100,000 – ($100,000 * 10%)). If the Contract is owned by joint Owners, the death benefit is due upon the death of the first joint Owner. If the Contract is owned by a legal entity, the death benefit is due upon the death of the Annuitant (in the case of joint Annuitants, the death benefit is payable upon the death of the first Annuitant). The death benefit is due following our receipt of all required documentation in Good Order. Required documentation includes proof of death, a claim form, and any other documentation we reasonably require. If we have received proof of death and any other required documentation, we will calculate the share of the death benefit due to a Beneficiary of record using Contract values established at the close of business on the date we receive from that Beneficiary a claim form with a payment option elected. If we have not received proof of death or any other required documentation, we will calculate the share of the death benefit due to a Beneficiary of record using Contract values established at the close of business on the date we receive any remaining required documentation. As a result, based on the timing of a Beneficiary's claim submission, and the performance of the Index, Interim Value adjustments, and positive or negative Index Adjustments credited to Index Account Options may cause the calculation of a Beneficiary’s death benefit share to differ from the calculation of another Beneficiary’s death benefit share. We will pay interest on a Beneficiary’s death benefit share as required by law. If you die before you begin taking income from the Contract, the person you have chosen as your Beneficiary will receive the death benefit. If you have a joint Owner, the death benefit will be paid when the first joint Owner dies. The surviving joint Owner will be treated as the Beneficiary. Any other Beneficiary designated will be treated as a contingent Beneficiary. Only a spousal Beneficiary has the right to continue the Contract in force upon your death. If we do not receive a claim form and due proof of your death in Good Order from a surviving joint Owner during their lifetime, we will pay the death benefit in accordance with the last Beneficiary designation received by us in Good Order before the last joint Owner's death. If no Beneficiary designation is in effect, or the designated Beneficiary(ies) have not survived the Owner, or in the case of jointly owned Contracts, both joint Owners, the death benefit shall be paid to the Owner's estate, or in the case of jointly owned Contracts, the estate of the last joint Owner to die. Under certain circumstances, you may elect to have advisory fees directly deducted from your Contract Value and automatically transmitted to your third party financial professional, subject to certain administrative rules. If you elect to pay your advisory fees via direct deductions under our rules, any such deduction will not trigger a reduction in return of premium benefit base of the basic death benefit, as applicable (Owners age 81 and older on the date the Contract is issued do not have a return of premium element in the basic death benefit). It is important to note that deductions to pay advisory fees, even under our administrative rules, will always reduce your Contract Value and the Contract Value portion of your basic death benefit, and they are otherwise subject to all contractual provisions and other restrictions and penalties, including Interim Value adjustments and minimum withdrawal requirements. If you take withdrawals to pay advisory fees and do not follow our administrative rules, and/or elect the +Income GMWB or +Income GMWB with Joint Option, both your Contract Value and the return of premium benefit base of the basic death benefit will be reduced by such withdrawals. For more information, please see "Our Administrative Rules" beginning on 40. 55